UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3)

Grindrod Shipping Holdings Ltd.
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

Y28895103
(CUSIP Number)

Edward David Christopher Buttery
Taylor Maritime Investments Limited
Sarnia House
Le Truchot
St Peter Port
Guernsey
GY1 1GR
+44 1481 737600

With a copy to:

Ted Kamman
Norton Rose Fulbright US LLP
1301 Avenue of the Americas
New York, New York 10019
(212) 318-3140
(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 28, 2022**
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

** See “Explanatory Note” below.

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission on December 20, 2021 (as amended and supplemented, the “Schedule 13D”), is being filed on behalf of Taylor Maritime Investments Limited, a Guernsey company limited by shares (“Taylor Maritime”), and Good Falkirk (MI) Limited, a Marshall Islands company and wholly-owned subsidiary of Taylor Maritime (“Good Falkirk” and, together with Taylor Maritime, the “Reporting Persons”), with respect to the ordinary shares, no par value (the “Ordinary Shares”), of Grindrod Shipping Holdings Ltd., a corporation incorporated in accordance with the laws of the Republic of Singapore (the “Issuer”).

Other than as specifically set forth below, all Items in the Schedule 13D remain unchanged. Capitalized terms in this Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following information:

On September 28, 2022, Taylor Maritime and the Issuer entered into an agreement (the “Exclusivity Extension Agreement”), pursuant to which Taylor Maritime and the Issuer agreed to extend the Exclusivity Period (as defined in the Exclusivity Agreement) to October 10, 2022.

The foregoing summary of the Exclusivity Extension Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exclusivity Extension Agreement, a copy of which is attached hereto as Exhibit 99.5 and is incorporated by reference herein.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following information:

The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.5	Exclusivity Extension Agreement, dated September 28, 2022.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Dated:  September 30, 2022

TAYLOR MARITIME INVESTMENTS LIMITED

By: /s/ Trudi Clark
Name: Trudi Clark
Title: Director

GOOD FALKIRK (MI) LIMITED

By: /s/ Trudi Clark
Name: Trudi Clark
Title: Duly authorized signatory for TMI Director 1 Limited, the sole director of Good Falkirk (MI) Limited